Exhibit 99.1

PRESS RELEASE

AerCap and AerDragon to Purchase Five New A330-300s
for Lease to Singapore Airlines

AMSTERDAM, The Netherlands, July 3, 2012 - AerCap Holdings N.V. (“AerCap,” NYSE: AER) and AerDragon, its Chinese joint venture, announced today that they have signed purchase agreements for the acquisition of five new Airbus A330-300s which will be leased to Singapore Airlines. AerCap will lease four of the aircraft and AerDragon will lease one of the aircraft to Singapore Airlines.

Aengus Kelly, CEO of AerCap, said: “This transaction expands our total relationship with Singapore Airlines to seven A330s. The A330 is the most in-demand widebody aircraft in the world and represents a key element of AerCap’s portfolio strategy. This transaction with Singapore Airlines and our joint venture partner AerDragon also provides us with a very attractive business opportunity to further strengthen our presence in the fast-growing Asia Pacific region.”

About AerCap

AerCap is the world’s leading independent aircraft leasing company and has one of the youngest fleets in the industry. AerCap has a portfolio of 350 aircraft with a focus on fuel-efficient narrowbodies and widebodies. AerCap is a New York Stock Exchange-listed company (AER) headquartered in The Netherlands with offices in Ireland, the United States, China, Singapore, and the United Arab Emirates.

This press release may contain forward-looking statements that involve risks and uncertainties. In most cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of such terms or similar terminology.  Such forward-looking statements are not guarantees of future performance and involve significant assumptions, risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

Contact for Media:	Contact for Investors:
Frauke Oberdieck	Peter Wortel
+31 20 655 9616	+31 20 655 9658
foberdieck@aercap.com	pwortel@aercap.com

www.aercap.com